

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2015

Christine M. Gorjanc
Chief Financial Officer
Netgear, Inc.
350 East Plumeria Drive
San Jose, California 95134

      Re: Netgear, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2014
              Filed February 20, 2015
              File No. 0-50350

Dear Ms. Gorjanc:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                  Sincerely,

                                  /s/ Terry French for

                                  Larry Spirgel
                                  Assistant Director